STEPHAN JAN MEYERS, ESQ. 100 S. Sunrise Way, Suite A-800 Palm Springs, California 92262

Phone: 858-922-2006 Fax: 888-501-3763 Email: steve@smeyers.com

June 23, 2008

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-7010

Attn:	Evan S. Jacobson
	Re:	ZUMA360 Software, Inc.
Registration Statement on Form S-1 Filed March 14, 2008 File No. 333-149710
Response to Staff Comment Letter dated May 16, 2008

Dear Mr. Jacobson:

On behalf of ZUMA360 Software, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated May 16, 2008, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Form S-1A”), filed with the Commission on March 14, 2008. Attached hereto as Exhibit A is Amendment No. 2 to the Form S-1 (the “Form S-1/A” or the “Amendment”) that reflects the Company’s response to your comments.

                 All responses provided herein are based solely on information provided by the Company.

                 We respectfully request that the Staff provide any further comments at its earliest convenience.

                 For your convenience, we have reprinted the Commission’s written comments below in bold prior to the Company’s responses. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated.

Summary of This Offering, Page 2

1.
Please revise the "Offering Price" section to reflect the amended terms of your offering, a fixed offering price of $2.25 per Unit for the term of the offering. Specifically, delete your statement that if your Common Stock is traded on the OTCBB, "actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by us. The offering price thus would be determined by market factors and our independent decisions".

RESPONSE:

The Company has revised the "Offering Price" section of Amendment No.2 to reflect the amended terms of its offering - a fixed price of $2.25 per Unit that will be in effect during the term of this offering. We have deleted the referenced statement regarding OTCBB as requested. Thank you for catching the oversight.

2.

Management's Discussion and Analysis - Page 23

You state on Page 26 that you have been deferring your Management's salaries. Clarify whether you intend to pay salaries to management for prior periods, in the event you raise capital from this offering or other sources. Also, tell us whether your financial statements include accruals for any salaries you have deferred and intend to pay from offering proceeds or other sources. Please ensure your "Use of Proceeds" section conforms with your response to this comment.

RESPONSE:

Our financial statements include accruals for both deferred salaries and loans from an Officer. The audied financial statements for the period ending November 30, 2007, reflect $63,750 for accrued salaries to the two executive officers. Please see, e.g., Page F-3: Statement of Operations and Note 8 of page F-3. The unaudited financial statements for the period ending May 31, 2008, reflect an additional amount of $51,000 in accured salaries for the period December 1, 2007 to May 31, 2008. Please see, e.g., Statement of Operations - page F-14. With regard to the loans from Mr. Vasan, the audited financial statements reflect $11,785 for the period ending November 30, 2007. See, e.g., Balance Sheet page F-2 and Note 5: "Related Party Transactions". The unaudited financial statements reflect additional loans of $37,914 for the six-month period. See Statement of Cash Flows - page F-16. The Company intends to pay all of these amounts from the proceeds of the offering as explained in page 18: USE OF PROCEEDS. In brief, 20% of the initial proceeds will be allocated first to paying the accrued salaries, and when paid in full, then to repayment of loan balances. Full repayment of both these liabilities will not be complete until approximately 365,450 Units have been sold.

Financial Statements

3.	Please amend your filings to include updated Financial statements, and update the prospectus throughout, as appropriate. See Rule 8-08 of Regulation S-X.

RESPONSE:

Amendment No.2 reflects amendments including updated financial statements for the period ending May 31, 2008 They are specifically located commencing with page page F-12 and we have updated the prospectus throughout as appropriate.

I also want to bring to your attention two minor modifications that have been made to our prospectus in the DESCRIPTION OF BUSINESS section. First, under heading "Our products and the Markets They Address," the Company has made changes that reflect slight delays in several product introductions. We do not believe that these delays have any material impact upon current operations. Second, under the heading "Sales and Marketing", ( page 33) we have eliminated all references to our Memorandum of Understanding (MOU) with Laserium Interactive Corporation (LIC). While the MOU is still in effect, LIC has decided not to occupy the "Spruce Goose Dome" in Long Beach, but rather a more advantageous location in Hollywood. We have not yet had the opportunity to assess the impact of this move on our MOU, and have decided that prudence dictates removal of any reference to LIC and the MOU at this time.

Should you have further questions or comments concerning this letter or the attachments hereto, please contact the undersigned at (858)922-2006. Thank you.

Very truly yours,

/s/ Stephan Jan Meyers, Esq.
(858)922-2006
steve@smeyers.com

cc:           Srini Vasan, CEO